500 Expressway Drive South, Brentwood, NY 11717
Phone: 631.231.4600
Fax: 631.404.3899
www.medical-action.com

September 15, 2014

Martin James
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Medical Action Industries Inc.
Form 10-K for the Fiscal Year Ended March 31, 2014
Filed June 16, 2014
File No. 000-13251

Dear Mr. James:

On behalf of Medical Action Industries Inc. (the “Registrant”), this letter sets forth the Registrant’s response to the comment (the “Comment”) of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 2, 2014 (the “Comment Letter”), with respect to the Registrant’s Annual Report on Form 10-K for the Fiscal Year Ended March 31, 2014 (File No. 000-13251), as amended on June 16, 2014 (the “Form 10-K”).   For your convenience, we have repeated in bold type the Comment as set forth in the Comment Letter.  The Registrant’s response to the Comment is set forth immediately below the text of the Comment.

Form 10-K for the Year Ended March 31, 2014

Item 8.  Financial Statements

Report of Independent Registered Public Accounting Firm, pages 27 and 28

1.
We note that the date of the report on page 28 is June 16, 2012.  This date does not agree with the report date of June 14, 2012 shown on page 41 of the company’s 2013 Form 10-K.  We also note that the date of the report, June 16, 2012, is not the same as that shown in the first paragraph of the report on page 27 which is June 16, 2014.  Please reconcile and ask your auditors to amend to correct the dates in both reports as applicable.  We further note the consent in exhibit 23.2 refers to the report date as June 16, 2012.  As applicable, the consent should also be revised.

Response:

Securities and Exchange Commission, September 15, 2014, Page 2

The date of the report of Grant Thornton LLP, Independent Registered Public Accounting Firm, disclosed in the Form 10-K was a typographical error. The correct date of the report is June 14, 2012.  Because the error was not substantive, we believe this response is sufficient to clarify the error, and as such an amendment to the Form 10-K is not required.

The Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission, September 15, 2014, Page 3

Please direct any questions that you have with respect to the foregoing to the undersigned at (631) 404-3711.

Sincerely,

Medical Action Industries Inc.

By:	/s/ Brian Baker
Brian Baker Chief Financial Officer